Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARAGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
	(in thousands)
Earnings:
Income (loss) before income taxes	$1,268	$(2,002)	$(482)	$(6,625)	$7,003	$28,618
Less: Equity in (earnings) loss of investees	856	(462)	(1,528)	(1,377)	(1,281)	(741)
Less: Pre-tax net (income) loss attributable to noncontrolling interest	462	305	(691)	(1,145)	(3,040)	(5,503)
Add: Distributions paid by equity investees	—	305	327	308	436	215
Fixed charges and preferred stock dividends, as calculated below	149	281	264	391	327	330
Total earnings	$2,735	$(1,573)	$(2,110)	$(8,448)	$3,445	$22,919

Computation of fixed charges and preferred stock dividends:
Interest expense	$—	$—	$—	$1	$1	$—
Preferred stock dividends(3)	88	177	177	177	177	177
Interest component of rent expense(1)	61	104	87	213	149	153
Total combined fixed charges and preferred stock dividends	$149	$281	$264	$391	$327	$330

Ratio of earnings to combined fixed charges and preferred stock dividends(2)	18.36	N/A	N/A	N/A	10.54	69.45
Deficiency of earnings to combined fixed charges and preferred stock dividends	N/A	(1,854)	(2,374)	(8,839)	N/A	N/A

(1)         Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.

(2)         For periods in which there is a deficiency of earnings available to cover combined fixed charges and preferred stock dividends, the ratio information is not applicable.

(3)         Dividends accrue on our outstanding Series A preferred stock at the rate of $0.20 per annum per share of Series A preferred stock. We have not paid any dividends on preferred stock.  883,000 shares of our preferred stock were issued and outstanding for all of the periods presented.